Filed by Becton, Dickinson and Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Becton, Dickinson and Company

(Commission File No. 001-04802)

The following communications are being filed in connection with the proposed business combination between Waters Corporation and Augusta SpinCo Corporation, Becton, Dickinson and Company’s biosciences and diagnostic solutions business.

The following is a script from a pre-recorded video by Thomas Polen, Chairman, Chief Executive Officer and President, Becton, Dickinson and Company, and Udit Batra, Ph.D., President and Chief Executive Officer, Waters Corporation, that was released on July 14, 2025.

Udit Batra, Ph.D.

•

Hi everyone, thank you all for joining us today. My name is Udit Batra, CEO and President of Waters, and I’m here alongside BD chairman, CEO and President, Tom Polen. We are here today to discuss some exciting news that marks a pivotal moment for each of our companies.

Thomas Polen

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Udit—I know I speak for the entire leadership team at BD when I say I am thrilled about our intent to combine our Biosciences and Diagnostic Solutions business with Waters. This transaction will be combining the complementary strengths of both Waters and BD to create a life science and diagnostics leader focused on regulated, high-volume testing.

•	I want to share my gratitude and thanks to our Biosciences and Diagnostic Solutions teams for their hard work and passion, which has made this incredible opportunity possible.

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Through this combination, our associates will be joining a company that – like us – deeply values innovation, execution and excellence, and it’s a team that shares our steadfast commitment to customers.

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In getting to know you, members of your team and your company I couldn’t be more confident that Waters is the right fit for these great businesses and for our teams – both for the substantial value this will create for shareholders and because Waters is a great place for our teams to make an even more profound impact on global healthcare.

Udit Batra, Ph.D.

•

That’s right, Tom. Echoing your sentiment, Waters’ leadership has tremendous respect and admiration for BD’s Biosciences & Diagnostic Solutions business, your history of innovation, and your world-class team.

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I also want to thank the Waters team for their focus and their dedication that has transformed our business over the last several years. Because of you, we are entering this new chapter from a position of strength.

•	There are three key reasons why this combination is such a strong strategic fit.

•

First, the diversification in the portfolio increases our recurring revenue and doubles our addressable market to $40 billion, while keeping us in regulated, high-volume end-markets where demand is driven by consistent needs like pill count, patient testing, and launches of novel therapeutics.

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Second, it builds on Waters’ successful transformation over the last 5 years and accelerates our strategy of expanding into multiple fast-growing adjacencies all at once, including bioseparations, bioanalytical characterization, and multiplex diagnostics. These are areas that we have long identified as offering high-value, long-term growth. Waters has the playbook to unlock the full potential of BD’s Biosciences & Diagnostics business.

•

Lastly, this transaction creates an industry-leading financial outlook with enhanced growth, improved margins, and is expected to be accretive to adjusted EPS in the first year post-closing. Together, our combined portfolios will offer unparalleled value with best-in-class products positioned in large and attractive end-markets.

Thomas Polen

•

I agree, each of those three benefits is extremely compelling, as together with Waters, the combined businesses will build on each other’s strengths to create a leading life science company that serves important high growth industries with significant unmet needs – advancing human health and well-being in ways they couldn’t have achieved individually.

•

This transaction also represents a significant step forward in making BD a pure-play medical technology company at the forefront of healthcare’s biggest growth trends from biologic drug delivery to connected care and healthcare automation, to solutions for treating chronic disease such as cancer, vascular disease and incontinence.

•	I want to express our excitement for this next chapter – for both BD and Waters – and the value we believe it will unlock for our shareholders, customers, partners and associates.

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We expect to close around the end of the first quarter of calendar year 2026, but importantly, for now nothing changes in our day-to-day. We remain focused on executing our BD2025 strategy—driving growth, commercial excellence and new innovation that has a meaningful impact.

•	For our Biosciences and Diagnostic Solutions team – I’m excited for you to show Waters what all of you can do as we move towards close and execute against our own goals as BD.

•	Udit, I know our teams will have questions for you as we continue through the transaction – can you share some perspective on next steps?

Udit Batra, Ph.D.

•	Well, we know that today is just the beginning, and there are still many details to be worked out to bring our two businesses together.

•	As we move toward closing, which we expect to be around the end of first quarter of calendar year 2026, we will begin integration planning. We are committed to communicating updates.

•	I believe our teams will have a lot to learn from each other, and that there will be significant new opportunities for both of our teams as a result of this combination.

•	I look forward to leading the combined company as we build on the success you have all been a part of.

•	In this time between now and close, our companies will continue to operate separately and independently from one another.

•	Tom and I both want to reinforce that the best thing we can do is to continue staying focused on executing and supporting our respective customers.

•	Together, we will bring the benefits of pioneering science to address the needs of more customers, and ultimately help more patients as we do our part to enhance human health and well-being.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction among Waters Corporation (“Waters”), Becton, Dickinson and Company (“BD”) and Augusta SpinCo Corporation (“SpinCo”). These forward-looking statements generally are identified by the words “believe,” “feel,” “project,” “expect,” “anticipate,” “appear,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “suggest,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including the amount and timing of synergies from the proposed transaction, the tax consequences of the proposed transaction, the terms and scope of the expected financing in connection with the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Waters’ and BD’s current expectations and are subject to risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Waters’ and BD’s control. None of Waters, BD, SpinCo or any of their respective directors, executive officers, or advisors make any representation or provide any assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Waters or BD. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, these developments could have a material adverse effect on Waters’ and BD’s businesses and the ability to successfully complete the proposed transaction and realize its benefits. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Waters may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Waters, BD and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Waters and SpinCo, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies around tariffs; (13) actions by third parties, including government agencies; (14) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of BD; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in Waters’ and BD’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including Waters’ and BD’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Waters, BD or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

In connection with the proposed transaction between Waters, SpinCo and BD, the parties intend to file relevant materials with the SEC, including, among other filings, a registration statement on Form S-4 to be filed by Waters (the “Form S-4”) that will include a preliminary proxy statement/prospectus of Waters and a definitive proxy statement/prospectus of Waters, the latter of which will be mailed to stockholders of Waters, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the Form S-4 and will serve as an information statement/prospectus in connection with the spin-off of SpinCo from BD. INVESTORS AND SECURITY HOLDERS OF WATERS AND BD ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Waters, SpinCo or BD through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Waters will be available free of charge on Waters’ website at waters.com under the tab “About Waters” and under the heading “Investor Relations” and subheading “Financials—SEC Filings.” Copies of the documents filed with the SEC by BD and SpinCo will be available free of charge on BD’s website at bd.com under the tab “About BD” and under the heading “Investors” and subheading “SEC Filings.”

Participants in the Solicitation

Waters and BD and their respective directors and executive officers may be considered participants in the solicitation of proxies from Waters’ stockholders in connection with the proposed transaction. Information about the directors and executive officers of Waters is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 25, 2025, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on April 9, 2025. To the extent holdings of Waters’ securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Waters and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. Information about the directors and executive officers of BD is set forth in its Annual Report on Form 10-K for the year ended September 30, 2024, which was filed with the SEC on November 27, 2024, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on December 19, 2024. To the extent holdings of BD’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Waters’ website and BD’s website as described above.